UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

AXESSTEL, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

05459T10-1

(CUSIP Number)

Michael Loh Soon Gnee

13th Floor, SangDa Science and Technology Building, No. 1 Keji Road,

Hi-Tech Industrial Park, Nanshan District,

Shenzhen 518057 P.R.C.

Tel: +86.755.8631.6351

With a copy to:

James A. Mercer III

Sheppard Mullin Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, CA 92130

Tel: +1.858.720.7469

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05459T10-1	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Michael Loh Soon Gnee
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 22,895,168
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 22,895,168
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,895,168
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4%
14.	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share, of Axesstel, Inc. a Nevada corporation (“Axesstel”). Axesstel’s principal place of business is 6815 Flanders Drive Suite 210, San Diego, California, 92121.

Item 2. Identity and Background

This Schedule 13D is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended by Dato’ Michael Loh Soon Gnee. Dato’ Loh’s business address is 13th Floor, SangDa Science and Technology Building, No. 1 Keji Road, Hi-Tech Industrial Park, Nanshan District, Shenzhen 518057 P.R.C.

Dato’ Loh is currently the Executive Chairman and Chief Executive Officer of: ASTI Holdings Limited (SGX:AITH.SI), a publicly-traded company engaged in the business of researching, designing, developing and manufacturing semiconductor equipment; Advanced Systems Automation Limited (SGX:ADSA.SI), a publicly-traded provider of automated semiconductor backend process equipment and precision engineering manufacturing services; Dragon Group International (SGX:DRGN.SI), a publicly-traded investment holding company; Chief Executive Officer of Eoplex, Inc., a Silicon Valley HVPF™ Print-Forming process technology company; and Dragon Technology Distribution Pte. Ltd., a pan-Asia company with operating subsidiaries in the electronic components distribution business.  The business address for these entities in China is 13th Floor, SangDa Science and Technology Building, No. 1 Keji Road, Hi-Tech Industrial Park, Nanshan District, Shenzhen 518057 P.R.C.

During the last five years, Dato’ Loh has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining Dato’ Loh from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dato’ Loh is a citizen of Malaysia.

Item 3. Source and Amount of Funds or Other Consideration

On September 24, 2014 Axesstel entered into Stock Purchase Agreement with Dato’ Loh, Dragon Group International Ltd., a company formed under the laws of Singapore, and Mr. Shi Jie Fan (collectively, the “Flexcomm Stockholders”) pursuant to which Axesstel purchased all of the outstanding ordinary shares of Flexcomm Limited, a company formed under the laws of Hong Kong, in exchange for 25,000,000 shares of Axesstel common stock. Under the Stock Purchase Agreement, Dato’ Loh received 16,895,168 shares of common stock in exchange for 40,131,150 ordinary shares of Flexcomm Limited.

On September 24, 2014 Axesstel entered into a Subscription Agreement with Dato’ Loh, pursuant to which Axesstel sold 6,000,000 shares of Axesstel common stock to Dato’ Loh for an aggregate purchase price of $1.2 million. Dato’ Loh acquired the common stock under the Subscription Agreement using personal funds.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of Transaction

Dato’ Loh has acquired the common stock for strategic investment purposes. Dato’ Loh intends to continuously review his investment. Depending upon various factors, including Axesstel’s business, prospects and financial conditions, market conditions and other factors that Dato’ Loh may deem relevant to his investment decision, Dato’ Loh may engage from time to time in certain actions, including, without limitation, increasing or decreasing his investment in Axesstel.

Other than as set forth in this Schedule 13D, including the earnout rights and board rights described in Item 6 below, there are no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that Dato’ Loh may, at any time, review or reconsider his position with respect to Axesstel and reserves the right to develop such plans or proposals.

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Item 5. Interest in Securities of the Issuer

(a)-(b) The information contained in the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.

(c) Dato’ Loh has not effected any transaction in Axesstel common stock during the 60-day period prior to the filing of this Schedule 13D.

(d) To the knowledge of Dato’ Loh, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of common stock that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 24, 2014 Axesstel entered into a Stock Purchase Agreement with the stockholders of Flexcomm Limited, including Dato’ Loh, pursuant to which Axesstel acquired all of the outstanding ordinary shares of Flexcomm Limited in exchange for 25,000,000 shares of Axesstel’s unregistered common stock, par value $0.0001 per share, plus a potential earnout as described below. In connection with the Stock Purchase Agreement, Dato’ Loh received 16,895,168 shares of Axesstel common stock in exchange for 40,151,130 ordinary shares of Flexcomm Limited.

In addition to the 25,000,000 shares of Axesstel, Inc. common stock issued at closing, the Flexcomm Stockholders are entitled to earn an additional amount of cash and shares of Axesstel’s common stock, payable upon the achievement of certain milestones (the “Earnout”). If Flexcomm Limited’s operating subsidiary PT Scan Nusantara completes its planned listing and IPO on the Indonesia stock exchange during the 18 month period following the closing under the Stock Purchase Agreement, Axesstel has agreed to pay to the Flexcomm Stockholders an amount equal to one-third of the value of Axesstel’s ownership interest in PT Scan Nusantara, based on the IPO price. The Earnout is payable in cash, or at Axesstel’s discretion, up to 60% of the Earnout may be paid in additional shares of Axesstel common stock. One half of the amount of the Earnout is due promptly following the closing of the IPO, and the remaining amount six months following the closing of the IPO.

If PT Scan does not complete the IPO within 18 months following the closing, Axesstel, Inc. has agreed to pay to the Flexcomm Stockholders cash equal to 25% of the net income generated by Flexcomm Limited, on a consolidated basis, for each of the fiscal years ending December 31, 2015 and 2016. In addition to the cash, Axesstel, Inc. will issue to the Flexcomm Stockholders additional shares of our common stock each fiscal year, based on the amount of the net income achieved by Flexcomm Limited compared to net income targets for each fiscal year in accordance with the following schedule:

2015		2016
Flexcomm Ltd	Axesstel	Flexcomm Ltd	Axesstel
Net Income Achieved	Stock Awarded	Net Income Achieved	Stock Awarded
< $350,000	-	< $450,000	-
$350,001 - $700,000	1,000,000	$450,001 - $900,000	1,000,000
$700,001 - $1,050,000	1,500,000	$900,001 - $1,350,000	1,500,000
$1,050,001 - $1,750,000	2,500,000	$1,350,001 - $2,250,000	2,500,000
> $1,750,000	3,750,000	> $2,250,000	3,750,000

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Dato’ Loh is entitled to receive 67.6% of any cash or additional shares of common stock issued to the Flexcomm Limited stockholders in accordance with his percentage ownership in Flexcomm Limited prior to its sale to Axesstel.

The Stock Purchase Agreement contains standard representations and warranties for a transaction of its nature. Axesstel has agreed to indemnify the Flexcomm Stockholders from any breach of its representations or warranties in the Stock Purchase Agreement. The Flexcomm Stockholders have, severally and not jointly, agreed to provide Axesstel with similar indemnification. The indemnification obligations are generally subject to a minimum basket of $500,000 and a cap of $1.5 million, except for certain fundamental representations and warranties.

Under the terms of the Stock Purchase Agreement, Axesstel agreed that for so long as the Flexcomm Stockholders beneficially own an aggregate of 20% or more of Axesstel’s outstanding common stock they can nominate two members to Axesstel’s Board of Directors. Dato’ Loh was the Flexcomm Stockholders’ initial nominee. The Flexcomm Stockholders have the right to designate one additional nominee, which they anticipate doing in the next few weeks.

Also on September 24, 2014 Axesstel entered into a Subscription Agreement with Dato’ Loh, pursuant to which Axesstel sold 6,000,000 shares of its common stock to Dato’ Loh in exchange for a cash investment of $1.2 million.

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Dato’Loh and any other person with respect to any securities of Axesstel, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over any Axesstel securities.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Stock Purchase Agreement dated September 24, 2014 among Axesstel, Inc. and stockholders of Flexcomm Limted (incorporated by reference to Exhibit 10.1 of Axesstel, Inc.’s Current Report on Form 8-K filed with the SEC on September 25, 2014).

Exhibit 2 Subscription Agreement dated September 24, 2014 among Axesstel, Inc. and Dato’ Michael Loh Soon Gnee (incorporated by reference to Exhibit 10.2 of Axesstel, Inc.’s Current Report on Form 8-K filed with the SEC on September 25, 2014).

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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2014	/s/ MICHAEL LOH SOON GNEE
Michael Loh Soon Gnee

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